                                                      August 14, 2002



      Securities and Exchange Commission
      Judiciary Plaza
      450 Fifth Street, NW
      Washington, DC  20549



                       Interim Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                              Columbia Energy Group
                              801 East 86th Avenue
                             Merrillville, IN 46410

                                File No. 70-8925
                                File No. 70-9129

Gentlemen:

         In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Orders of the Commission dated April 17, 1998 and December 22, 1997, authorizing the financing transactions and business activities as more fully described in the Joint Application/Declaration, as amended, the undersigned hereby certifies to the Commission that:

         1.       Short Term Financing

                           None

         2.       External Long Term Financing

                           During the calendar quarter, Columbia issued no long-term financing securities.

         3.       Interest Rate Swaps for Existing Debt-Hedging for Anticipated
                  Debt

                           None

         4.       Money Pool Transactions

                           Columbia's money pool was terminated and replaced by a new NiSource system money pool and all transactions will be reported in the NiSource Rule 24 Act file number 70-9945.

         5. The following table lists guarantees issued by Columbia and outstanding as of the calendar quarter ended June 30, 2002.

                                          Very truly yours,

                                          Columbia Energy Group

                                          By:    /s/ Jeffrey W. Grossman
                                               -------------------------------
                                                 Jeffrey W. Grossman
                                                Vice President and Controller

                      As of the quarter ended June 30, 2002

                                                       Parent
             Subsidiary                              Guarantees
                                                       ($000)
Columbia Gas of Kentucky, Inc.                              -
Columbia Gas of Maryland, Inc.                              -
Columbia Gas of Ohio, Inc.                            133,250
Columbia Gas of Pennsylvania, Inc.                          -
Columbia Gas of Virginia, Inc.                              -
Hawg Hauling & Disposal, Inc.                               -
Columbia Assurance Agency, Inc.                             -
Columbia Accounts Receivable Corp.                          -
Columbia Atlantic Trading Corp.                        50,000
Columbia Electric Binghamton General Corp.                  -
Columbia Electric Binghamton Limited Corp.                  -
Columbia Natural Resources Canada Ltd.                      -
Columbia Energy Group Capital Corp.                         -
Columbia Electric Ceredo Corp.                              -
Columbia Capacity, LLC                                      -
Columbia Deep Water Services Co.                            -
Columbia Electric Corp.                                99,862
Columbia Electric Limited Holdings Corp.                    -
Columbia Electric Kelson Corp.                              -
Columbia Electric Liberty Corp.                             -
Columbia Energy Marketing Corp.                             -
Columbia Energy Resources, Inc.                             -
Columbia Energy Services Corp.                              -
Columbia Finance Corp.                                      -
Columbia Electric Gregory General Corp.                     -
Columbia Electric Pedrick General Corp.                     -
Columbia Electric Gregory Remington Corp.                   -
Columbia Gulf Transmission Co.                              -
Columbia Electric Haverstraw Corp.                          -
Columbia Electric Henderson Corp.                           -

                      As of the quarter ended June 30, 2002

                                                       Parent
             Subsidiary                              Guarantees
                                                       ($000)
Columbia Insurance Corp., Ltd.                          2,750
Columbia LNG Corp.                                          -
Columbia Electric Liberty Member Corp.                      -
Columbia Electric Pedrick Limited Corp.                     -
CNS Microwave Inc.                                          -
Columbia Natural Resources, Inc.                      506,000
Columbia Network Services Corp.                             -
Columbia Propane Corp.                                 99,517
CP Holdings, Inc.                                           -
Columbia Pipeline Corp.                                     -
Columbia Energy Power Marketing Corp.                       -
Columbia Energy Retail Corp.                          856,546
Columbia Electric Rumford Limited Corp.                     -
Columbia Energy Group Service Corp.                     7,000
Columbia Service Partners, Inc.                             -
Columbia Transmission Communications Corp.             15,000
Columbia Electric Vineland General Corp.                    -
Columbia Electric Vineland Limited Corp.                    -
Energy.com Corporation                                      -
Columbia Electric Liberty II Corp.                          -
Columbia Electric Liberty Member II Corp.                   -
Columbia Petroleum Corp.                                9,575
Columbia Electric Pedrick General II Corp.                  -
Columbia Electric Pedrick Limited II Corp.                  -
Columbia Propane, L.P..                                     -
Columbia Gas Transmission Corp.                           200
TriStar Gas Technologies, Inc.                              -
               Total                                1,779,700